Exhibit 4.16

DESCRIPTION OF REGISTRANT’S SECURITIES

The following summary of The Original BARK Company’s securities is based on and qualified by the Company’s Amended and Restated Articles of Incorporation (the “Amended and Restated Charter”). References to the “Company” and to “BARK,” “we,” “us,” and “our” refer to The Original BARK Company”

General

The total amount of our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and of 1,000,000 shares of preferred stock, par value $0.0001 per share.

The following summary describes the material provisions of our capital stock. Because it is only a summary, it may not contain all the information that is important to an investor in our securities. Defined terms used and not defined herein shall have the meaning ascribed to such terms in our Annual Report on Form 10-K.

Common Stock

Voting rights. Each holder of common stock is entitled to one (1) vote for each share of common stock held of record by such holder on all matters voted upon by our stockholders, provided, however, that, except as otherwise required in the Amended and Restated Charter, as provided by law or by the resolution(s) or any certificate of designation providing for the issue of any preferred stock, the holders of common stock will not be entitled to vote on any amendment to our Amended and Restated Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the Delaware General Corporation Law (the “DGCL”).

Dividend rights. Subject to the rights of holders of preferred stock, if any, holders of shares of common stock are entitled to receive ratably, on a per share basis, dividends and other distributions in cash, stock or property as may be declared and paid from time to time by our Board out of any of our assets legally available therefor; provided that in the event a dividend is paid in the form of shares of common stock (or rights to acquire such shares), then the holders of common stock will receive shares of common stock (or rights to acquire such shares, as the case may be).

Rights upon liquidation. Subject to the rights of holders of preferred stock, if any, holders of shares of common stock are entitled to receive ratably the assets and funds available for distribution in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of common stock.

Other rights. No holder of shares of common stock is entitled to preemptive or subscription rights contained in the Amended and Restated Charter or in the Bylaws. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of preferred stock that we may issue in the future.

Preferred Stock

There are no shares of preferred stock outstanding. Our Amended and Restated Charter authorizes 1,000,000 shares of preferred stock from time to time in one or more series. The our board of directors is authorized to fix the voting powers of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of each such series.

Our board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the our board to issue authorized but unissued preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of our management.

Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of our IPO or 30 days after the completion of our initial business combination, provided in each case that we have an effective registration statement under the Securities Act covering the common stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of shares of common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you purchase at least five units, you will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective within 60 days and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.

Once the warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the reported closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send to the notice of redemption to the warrant holders.

If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” for this purpose will mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

In addition to the foregoing redemption feature commencing ninety days after the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares of common stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of our common stock (as defined below) except as otherwise described below;

•

if, and only if, the last reported sale price of our common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which we send the notice of redemption to the warrant holders;

•	If and only if, the private placement warrants are also concurrently called for redemption on the same terms as the outstanding public warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A common stock (or a security other than the common stock into which the common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination) issuable upon exercise of the warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of common stock that a warrant holder will receive upon exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our common stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. Pursuant to the warrant agreement, references above to common stock shall include a security other than common stock into which the common stock has been converted or exchanged for in the event we are not the surviving company in our initial business combination. The numbers in the tables below will not be adjusted solely as a result of us not being the surviving entity following our initial business combination.

Redemption Date (period to expiration of warrants)	Fair Market Value of Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.233	0.255	0.275	0.293	0.309	0.324	0.338	0.350	0.361
54 months	0.229	0.251	0.272	0.291	0.307	0.323	0.337	0.350	0.361
51 months	0.225	0.248	0.269	0.288	0.305	0.321	0.336	0.349	0.361
48 months	0.220	0.243	0.265	0.285	0.303	0.320	0.335	0.349	0.361
45 months	0.214	0.239	0.261	0.282	0.301	0.318	0.334	0.348	0.361
42 months	0.208	0.234	0.257	0.278	0.298	0.316	0.333	0.348	0.361
39 months	0.202	0.228	0.252	0.275	0.295	0.314	0.331	0.347	0.361
36 months	0.195	0.222	0.247	0.271	0.292	0.312	0.330	0.346	0.361
33 months	0.187	0.215	0.241	0.266	0.288	0.309	0.328	0.345	0.361
30 months	0.179	0.208	0.235	0.261	0.284	0.306	0.326	0.345	0.361
27 months	0.170	0.199	0.228	0.255	0.280	0.303	0.324	0.343	0.361
24 months	0.159	0.190	0.220	0.248	0.274	0.299	0.322	0.342	0.361
21 months	0.148	0.179	0.210	0.240	0.268	0.295	0.319	0.341	0.361
18 months	0.135	0.167	0.200	0.231	0.261	0.289	0.315	0.339	0.361
15 months	0.120	0.153	0.187	0.220	0.253	0.283	0.311	0.337	0.361
12 months	0.103	0.137	0.172	0.207	0.242	0.275	0.306	0.335	0.361
9 months	0.083	0.117	0.153	0.191	0.229	0.266	0.300	0.332	0.361
6 months	0.059	0.092	0.130	0.171	0.213	0.254	0.292	0.328	0.361
3 months	0.030	0.060	0.100	0.145	0.193	0.240	0.284	0.324	0.361
0 months	0.000	0.000	0.042	0.115	0.179	0.233	0.281	0.324	0.361

This redemption feature differs from the typical warrant redemption features used in other blank check offerings, which typically only provide for a redemption of warrants only when the trading price for the common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the common stock is trading at or above $10.00 per share, which may be at a time when the trading price of our common stock is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above. Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing the applicable redemption price for their warrants based on an option pricing model with a fixed volatility input as of February 8, 2021, the date of the prospectus relating to our IPO. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our initial stockholders or its affiliates, without taking into account any founder shares held by our initial stockholders or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, inclusive of interest earned on equity held in trust, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round up to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Private Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the warrants sold as part of the units in our IPO. The private placement warrants (including the common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination and they will be exercisable on a cashless basis and not be redeemable by us so long as they are held by our sponsor or its permitted transferees. Our sponsor or its permitted transferees will have the option to exercise the private placement warrants on a cashless basis. If the private placement warrants are held by holders other than our sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units being sold in our IPO.

If holders of the Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” will mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

In order to finance transaction costs in connection with an intended initial business combination, our sponsor, officers, directors or their respective affiliates may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $1.00 per warrant at the option of the lender. Such warrants would be identical to the Private Warrants.

Listing of Securities

Our common stock, and public warrants are listed on NYSE under the symbols “BARK,” and “BARK WS,” respectively.

Delaware Anti-Takeover Law

Staggered Board of Directors

Our Amended and Restated Charter provides that our board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual or special meetings.

Special Meeting of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of our board of directors or by the chairman of the board or the chief executive officer.

Appointment and removal of directors

Our Amended and Restated Charter provides that any director, or the entire board of directors, may be removed from office at any time but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of our capital stock entitled to vote at an election of directors, voting together as a single class. In addition, subject to the rights of holders of any series of preferred stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and will not be filled by the stockholders. The existence of the provisions could render more difficult or discourage an attempt to obtain control of our Company.

Super-majority approval

Certain of the provisions of our Amended and Restated Charter and any provision of our bylaws, including certain of the provisions described in this section which may discourage an attempt to obtain control of the Company, may be amended only with the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock entitled to vote at an election of directors, voting together as a single class.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by our secretary at our principal executive offices not earlier than the close of business on the one hundred and twentieth (120th) calendar day prior to the first (1st) anniversary of the preceding year’s annual meeting nor later than the close of business on the ninetieth (90th) calendar day prior to the first anniversary of the preceding year’s annual meeting. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before the special meeting of stockholders or from making nominations for directors at our special meeting of stockholders.

Authorized but Unissued Shares

Our authorized but unissued common stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our Amended and Restated Charter will require that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or other employee of the Company to the Company or the Company’s stockholders, (3) any action arising pursuant to any provision of the DGCL or the proposed amended and restated certificate of incorporation or bylaws (as the foregoing may be amended, modified, supplemented and/or restated from time to time), or (4) any action asserting a claim against the Company or any director or officer or other employee of the Company governed by the internal affairs doctrine, except for, as to each of (1) through (4) above, (a) any action as to which the Court of Chancery determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination) and (b) any action asserted to enforce any liability or duty created by the Securities Act or the Exchange Act, or, in each case, rules and regulations promulgated thereunder, for which there is exclusive federal or concurrent federal and state jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in our Amended and Restated Charter to be inapplicable or unenforceable. If that were the case, because stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder, it would allow stockholders to bring claims for breach of these provisions in any appropriate forum. Although the Company believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 203 of the Delaware General Corporation Law

The Company has not opted out of Section 203 of the DGCL under our Amended and Restated Charter. As a result, pursuant to Section 203 of the DGCL, the Company is prohibited from engaging in any business combination with any stockholder for a period of three years following the time that such stockholder (the “interested stockholder”) came to own at least 15% of our outstanding voting stock (the “acquisition”), except if:

•	the board of directors approved the acquisition prior to its consummation;

•	the interested stockholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•	the business combination is approved by the board of directors, and by a 2/3 majority vote of the other stockholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with the Company for a three-year period. This may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves the acquisition which results in the stockholder becoming an interested stockholder. This may also have the effect of preventing changes in the our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.